                                  GERALD ADLER

                                  gerald.adler@dechert.com
                                  +1 212 698 3679 Direct
                                  +1 212 698 0479 Fax

April 20, 2007

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention: John Reynolds
S. Thomas Kluck II

Re:
Shermen WSC Acquisition Corp.
Amendment No. 8 to Registration Statement on Form S-1 File No. 333-133869

Ladies and Gentlemen:

        At the request of Shermen WSC Acquisition Corp., a Delaware corporation (the "Company"), we are responding to comments raised by the Staff of the Securities and Exchange Commission (the "Commission") in the comment letter dated April 13, 2007 from John Reynolds of the Commission to Francis P. Jenkins, Jr., Chairman and Chief Executive Officer of the Company, relating to Amendment No. 8 to the Registration Statement on Form S-1 of the Company filed with the Commission on April 4, 2007 (the "Registration Statement"). The Registration Statement relates to the Company's initial public offering of 20,000,000 units, each unit consisting of one share of the Company's common stock and two warrants, for an aggregate public offering price of $120,000,000.

        We have simultaneously filed Amendment No. 9 to the Registration Statement and have attached a marked copy of such Amendment indicating the changes the Company has made to the Registration Statement in response to the Staff's comments.

        The numbered paragraphs below correspond to the numbers of the paragraphs in which the comments were made. For your convenience, we have included above each response a copy of the comment to which we are responding.

Comments and Responses:

General

1.
Comment:  We note your response to comment three from our letter of March 28, 2007. Please revise to discuss the timeline associated with the requirement of tendering shares when conversion is elected. There have been similarly structured blank check companies that have required shares be tendered prior as well as after the stockholders' meeting to vote on any business combinations. If the shares must be tendered to the company's transfer agent prior to the stockholders' meeting, please revise the disclosure, as applicable, in the summary, risk factors and business section as follows:

a.
Contrast your procedures for conversion with the conversion process of the traditional SPACs.

b.
Add clear disclosure explaining the reason for requiring these additional steps and the tendering of their certificates before the meeting, when there is no guarantee that conversion will occur and the basis for making this a requirement of the conversion.

  c.
  Explain the procedures you will follow in the event that a shareholder tenders his shares, the merger is voted down, and you continue to search for a target.

  d.
  Please discuss whether, at the time of an announcement of a business combination, the company will notify investors that stockholders who wish to exercise their conversion rights must tender their shares prior to the stockholders meeting.

  e.
  Please include any relevant risk factors.

  Response:  The Company has revised the Registration Statement in "The Offering—Conversion Rights for Stockholders Voting to Reject a Business Combination" and "Proposed Business—Effecting a Business Combination—Conversion Rights" in accordance with the Staff's comment. In addition, the Company has added the following risk factor to the Registration Statement in "The Risk Factors—Risks Relating to the Company and the Offering" in response to the Staff's comment:

  "Public stockholders who vote against a business combination will forfeit their conversion rights if they do not comply with the required conversion procedures in a timely manner.

          In order to convert our common stock into a pro rata share (based on the number of units sold in this offering) of the amount held in the trust account, public stockholders, in addition to voting against the business combination, must also affirmatively exercise their conversion rights at or prior to the time the business combination is voted upon by our stockholders. To exercise such conversion rights, a public stockholder must instruct such stockholder's broker to electronically tender such stockholder's shares to the transfer agent using the facilities of the Depositary Trust Company (or in the event that such stockholder had previously requested and received a physical certificate, to surrender such physical certificate to the transfer agent), accompanied by a letter of instruction signed by the broker for such stockholder, and must comply with such other procedures as we may reasonably establish by 5:00 P.M., Eastern Standard Time, on the business day immediately preceding the date of the stockholders meeting held to vote on a business combination. Public stockholders eligible to convert their shares who fail to comply with the required conversion procedures will forfeit their right to receive the conversion price. We intend to remind our public stockholders of our conversion procedures in the proxy statement used in connection with the solicitation of the stockholder vote for a business combination. The proxy statement used in connection with the stockholders meeting for a business combination will be delivered personally or will be mailed to our stockholders not less than ten (10) days before the date of such meeting, and accordingly, public stockholders who elect conversion will have to instruct their brokers to comply with the required conversion procedures in a timely manner."

2.
Comment:  We note the revised disclosure on page 55 that "[d]elays may also be caused by our inability to liquidate the funds held in the trust account in a timely manner" and "[a]t any time beginning [180] days after the consummation of our initial business combination, we may cause the trust account to pay over to us any portion of the trust account then remaining in respect of shares so converted." Please revise this section and the summary to discuss when stockholders that exercised their conversion rights could expect to receive their funds after the business combination is consummated. Please add any relevant risk factors and take into account the disclosure that no interest will accrue after the second business day prior to the consummation of such business combination. In addition, in the "Comparison to Offering of Blank Check Companies" section, please contrast more clearly your disclosure on page 55 with the requirements under Rule 419 that if the registrant has not received notification from the investor to remain an investor by the 45th business day following the effective date of the post-effective amendment, then the funds and interest held in escrow must be returned to the investor by prompt means within five business days. We may have further comment.

  Response:  The Company notes the Staff's comment and has revised the Registration Statement in "Proposed Business—Effecting a Business Combination—Conversion Rights" to delete the disclosures the Staff has noted. The Company believes that such deletions are appropriate because, as the Company has revised the Registration Statement in "The Offering—Conversion Rights for Stockholders Voting to Reject a Business Combination" and "Proposed Business—Effecting a Business Combination—Conversion Rights" to disclose that public stockholders eligible to convert their shares who fail to comply with the required conversion procedures will forfeit their conversion rights, such stockholders will not be entitled to receive their pro rata share of the funds held in the trust account. In addition, the Company believes that the likelihood of any portion of the trust account remaining in respect of the shares converted after [180] days after the consummation of its initial business combination is minimal.

Other Regulatory

3.
Comment:  Please provide a current consent of the independent accountants in any amendment.

  Response:  The Company has provided a currently dated and signed consent in Amendment No. 9 to the Registration Statement in accordance with the Staff's comment.

        On behalf of the Company we have arranged for delivery to the attention of each of S. Thomas Kluck II, Cathey Baker and Brian Bhandari of the Commission via Federal Express for overnight delivery five copies of this response letter together with marked copies of Amendment No. 9 to the Registration Statement.

        We hope that the Staff will be able to accommodate the Company by responding to this response letter as soon as practicable. In the mean time, should you have any questions, comments or desire further information regarding any of the responses or the attached filing, please contact the undersigned at (212) 698-3679.

Sincerely,

/s/ GERALD ADLER Gerald Adler

Attachment via Edgar/Enclosures via Federal Express

cc:
Francis P. Jenkins, Jr., Chairman and Chief Executive Officer